INVEST IN **GRAF MEDICAL IMAGING, INC.**

A new brand in X-ray and a new marketing concept for medical imaging products



grafmedical.com   Mobile AL

Technology | Hardware | Life Science | B2B | Marketing

LEAD INVESTOR

James Lewis Manager, Lewis Hansen Law Firm

I believe the Company has a unique market niche and has very good potential for growth. I am impressed by the Company's management, and the business relationships they have developed with suppliers, vendors and others. The Company has what I believe to be an impressive growth strategy and operational plan, and it is structured properly for growth. While an investment in a growth stage company like the Company always involves risks, the Company has devised a plan to limit risks to investors while optimizing the potential for growth.

Invested $1,000 this round

Learn about Lead Investors

OVERVIEW   UPDATES   WHAT PEOPLE SAY 13   ASK A QUESTION

Highlights

1. High quality imaging equipment is always needed regardless of economic situation.
2. Unique business concept: consortium of manufacturing partners eliminates the high cost of R & D.
3. Alternative-energy imaging systems will open emerging markets without stable electric power.
4. The GRAF business model has the opportunity for unlimited growth covering all medical products.
5. Medical device companies are consistently profitable, typically with margins of 20 to 30 percent.

Our Team



Gary Kohler President/CEO

Conceived the GRAF consortium concept, negotiated multi-national manufacturing partnerships and developed a nationwide dealer network.

> I have worked with Independent X-ray dealers for more than 25 years. They sell used systems and a limited choice of new equipment because the "legacy brands" sell direct to end-users. Not right, but new products take too much time and money. Manufacturers in other countries want access to the US market. Combining those interests was the solution.



Bruno Wuest Executive Chairman

Over 40 years in X-ray. Partnered with SAMSUNG to develop one of the first Direct Digital Radiography systems.

GRAF is the newest brand in X-ray!

X-ray is still the world's number one diagnostic tool and the largest segment of the $30 billion diagnostic imaging market.

Here's the niche

While our competitors are formidable companies like GE, SIEMENS, PHILIPS, etc. many customers can't afford their high prices and expensive service contracts and have to buy used equipment. So there's a large group of independent X-ray dealers selling used equipment who would like to offer new products, but the major brands sell direct to end-users and bypass these dealers.

USED & REFURBISHED X-RAY SYSTEMS

   

RAD Rooms   Portable   Mobile   Urology Suites

Used systems may fail when needed most.

But what if NEW equipment were available at affordable prices from local independent dealers?

The GRAF Consortium

Without a doubt, it would take too much time and much too much money to develop a new line of medical imaging equipment from *scratch*. However, there are manufacturers of high quality imaging systems in other countries who would like to access the US market. Combining these interests was the key.



Consortium of global manufacturing partners

With multiple trips to Europe and Asia and countless hours touring production facilities and reviewing products GRAF has identified six consortium partners with twenty-one new products and drafted preliminary agreements. More candidates are showing interest in membership in the consortium. As more manufacturers join the consortium with more and more products GRAF will move beyond imaging to include all medical products. We believe the opportunities for expansion are limitless.

This is not our first rodeo

With a combined 70 years in X-ray Gary Kohler and Bruno Wuest know the industry well.



Gary Kohler





Bruno Wuest

In the 90's we were partnered with SAMSUNG developing the first digital X-ray receptor. In 2015 we took over sales & marketing for a Korean manufacturer who was trying to sell C-arms in the US. We met all these independent dealers who sell used equipment. All the major brands, GE; SIEMENS, sell direct to end-users and bypass these dealers. So, they were thrilled when we offered new equipment and they could compete directly with the BIG Guys. They did a great job. We moved lots of C-arms! But they needed more. We could see the potential.

The GRAF consortium concept is rooted in a much larger belief system that centers on the notion of something akin to a partnership. Throughout a lifetime of business relationships both domestic and international we have found ample evidence of a growing trend toward cooperation, ethical practices, and a nearly universal desire for the fundamental elements of fulfilling life:

• Peace

• Security

• Freedom

• Prosperity

• Spiritual, racial, and environmental harmony

• Health

• Moral purpose

While the news is replete with scenes of disease, injustice, violence, and destruction we are encouraged by the biblical lesson that "For everything there is a season . . . a time to break down and a time to build up . . . a time to weep and a time to laugh." It is our belief that business can help achieve the harmony and fulfillment necessary for peaceful solidarity on our planet. This belief empowers our slogan, *Partners in Life,* and defines our relationships.



All the pieces are in place

GRAF has identified six (6) manufacturers which will initially form a consortium for the distribution of products under the GRAF brand. Other manufacturers will be identified and invited to join over time. These highly respected companies and experienced professionals have been in the radiologic diagnostic imaging business for many decades, both as private and public companies. Each company brings specific expertise and different modalities to the GRAF brand which are considered equal or better in quality and performance to the products from the legacy brands and at significantly lower prices.

Consortium Members




radiographic systems; Veterinary imaging
China
Cath Labs; MRI; Digital radiographic systems; Mobile X-ray systems
China
Urology treatment systems (Lithotripters)
Italy
Mobile surgical C-arms; Mobile X-ray systems and Veterinary imaging systems
South Korea
Lithotripters; Stents and Consumer health products

Medical device manufacturers seeking to enter the US are often frustrated by the complexity of the FDA regulatory system, a general lack of understanding of the US market and are hesitant to risk substantial investment on a *trial-and-error* approach. GRAF eliminates this burden. Manufacturers become consortium members and shareholders in GRAF. GRAF re-brands the products, takes responsibility for FDA clearance and marketing and sells them through its network of independent dealers.

The FDA 510(k) clearance is expected to be complete within 180 days and should be started ASAP.

A distinct opportunity exists in veterinary imaging devices that do not require FDA clearance. The increasing number of pet owners is driving the need for better treatment options for companion animals. According to The American Pet Products Association report 2018, veterinary care spending rose by 7.0% from USD $15.95 billion in 2016 to USD $17.07 billion in 2017. Certain of our consortium partners also produce veterinary imaging systems. These systems are exempt from FDA 510(k) clearance and, as such, can be marketed vigorously and sold immediately enabling significant revenue in year one. The seed round of up to $1MM will allow us to release the FDA submissions for medical products and begin marketing of veterinary products.

The GRAF dealer network includes over 70 independent sales and service organizations chosen for their integrity and dedication to customer care. With over 500 sales representatives they constitute a small army who not only sell capital equipment but also consumables and, as such, are in touch with customers daily and know when major equipment is needed.


GRAF

GRAF headquarters Mobile, AL USA

Downloads

GRAF Pitch Deck.pdf